SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             LASER TECHNOLOGY, INC.
                             ----------------------
                              (Name of the Issuer)

      LASER TECHNOLOGY, INC., LTI ACQUISITION CORP., LTI MERGER SUB, INC.,
       DAVID WILLIAMS, DEWORTH WILLIAMS, PAMELA J. SEVY, EDWARD F. COWLE,
         JEREMY G. DUNNE, KAMA-TECH CORPORATION AND KAMA-TECH (HK), LTD.
         ---------------------------------------------------------------
                       (Names of Persons Filing statement)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    518074208
                                    ---------
                      (CUSIP Number of Class of Securities)

For Laser Technology, Inc.:         For LTI           For Kama-Tech Corporation
                               Acquisition Corp.,      and Kama-Tech (HK), Ltd.:
                             LTI Merger Sub, Inc.,
  Leonard Neilson, Esq.     David Williams, Deworth      Richard Forsyth, Esq.
   8160 South Highland     Williams, Pamela J. Sevy,        Sullivan Wertz
     Drive Suite 209         Edward F. Cowle, and         McDade & Wallace
     Sandy, UT 84093           Jeremy G. Dunne:           945 Fourth Avenue
                                                         San Diego, CA 92101
                             James C. Lewis, Esq.
                            10 West 100 South #615
                           Salt Lake City, UT 84101

--------------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing statement)

This statement is filed in connection with (check the appropriate box):

a.    |X|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the
            Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of
            1933.

c.    |_|   A tender offer.

d.    |_|   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

CALCULATION OF FILING FEE*

TRANSACTION VALUE              AMOUNT OF FILING FEE
-----------------              --------------------
$8,262,090                     $668.40

*The transaction valuation was based upon the sum of the product of 3,926,195 shares of common stock, $0.01 par value, of Laser Technology, Inc., to be acquired in the transaction, at a price of $2.06 per share in cash, together with a sum for outstanding options representing the difference between $2.06 and the exercise price per share pertaining to a total of 459,600 shares under options. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals $80.90 per million dollars of transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $668.40
Form or Registration No.: Schedule 14A
Filing Party:  Laser Technology, Inc.
Date Filed: August 26, 2003

                                  INTRODUCTION

      This Rule 13e-3 Transaction statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by (i) Laser Technology, Inc., a Delaware corporation ("Laser Technology"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (ii) LTI Acquisition Corp., a Delaware corporation ("LTI Acquisition"); (iii) LTI Merger Sub, Inc., a wholly-owned subsidiary of LTI Acquisition ("LTI Merger Sub"); and (iv) the beneficial owners of common stock of LTI Acquisition, who are: David Williams, H. Deworth Williams, Pamela J. Sevy, Edward F. Cowle, Jeremy G. Dunne, Kama-Tech Corporation and Kama-Tech (HK), Ltd., (together the "Acquisition Group"), together being the record owners of 28.4% of Laser Technology's common stock, in connection with the proposed merger of LTI Merger Sub with and into Laser Technology (the "Merger"), with Laser Technology as the surviving corporation. As a result of the proposed Merger, (i) Laser Technology will cease to be a publicly held company and will become a private corporation, all the stock of which will be beneficially owned by LTI Acquisition, and (ii) each issued and outstanding share of Laser Technology common stock will be converted into the right to receive $2.06 in cash, except shares held in treasury and shares beneficially owned by LTI Acquisition and Acquisition Group, or by any holder who properly demands appraisal rights under Delaware law will be cancelled.

      Concurrently with the filing of this Schedule l3E-3, Laser Technology is filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Laser Technology board of directors is soliciting proxies from stockholders of Laser Technology in connection with the Merger. The information in the proxy statement, including all appendices and exhibits thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the appendices and exhibits to the proxy statement. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the proxy statement.

Item 1. Summary Term Sheet.

      The information contained in the proxy statement under the heading "Summary" is incorporated into this Schedule 13E-3 by reference.

Item 2. Subject Company Information.

      (a) Name and Address.

      The information contained in the proxy statement under the caption "Summary--Parties to the Merger" is incorporated into this Schedule 13E-3 by reference.

      (b) Securities.

      The information contained in the proxy statement under the caption "Summary--Record Date and Quorum" and "The Special Meeting - Record Date; Stock Entitled to Vote; Quorum" is incorporated into this Schedule 13E-3 by reference.

      (c) Trading Market and Price.

      The information contained in the proxy statement under the caption "Summary--Market Price and Dividend Information" is incorporated into this
Schedule 13E-3 by reference.

      (d) Dividends.

      The information contained in the proxy statement under the caption "Summary--Market Price and Dividend Information" is incorporated into this
Schedule 13E-3 by reference.

      (e) Prior Public Offerings.

      Not applicable.

      (f) Prior Stock Purchases.

      Not applicable.

Item 3. Identity and Background of the Filing Person.

      (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons.

      The information contained in the proxy statement under the captions "Summary--Parties to the Merger" and "The Merger--Background of the Merger" is incorporated into this Schedule 13E-3 by reference.

      Directors and Executive Officers of Laser Technology

      The table below sets forth for each of the directors and executive officers of Laser Technology, their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each director and executive officer. Each person identified below is a United States citizen, unless otherwise noted. Unless otherwise indicated, each person's principal address is c/o Laser Technology, Inc., 7070 South Tucson Way, Englewood, Colorado 80112-3921.

NAME                    BUSINESS EXPERIENCE
----                    -------------------

Eric A. Miller          Mr. Miller has been employed by Laser Technology since
                        1988 and has served on Laser Technology's Executive
                        Committee since 1993. He was appointed as President and Chief Executive Officer of Laser Technology in March
                        2000. Mr. Miller served as Laser Technology's
                        Engineering Manager from 1993 to 2000 and was an engineer from 1988 to 1993. In 2001, Mr. Miller became a principal investor in Noteworthy Enterprises, LLC, which owned and operated a restaurant/bar establishment that was sold in 2002 . Mr. Miller graduated in 1987 from DeVry Institute of Technology in Phoenix, Arizona with a
                        B.S. Degree in Electronics.

Jeremy G. Dunne         Mr. Dunne has been employed by Laser Technology since
                        1986 and currently serves as Vice President and Chief
                        Technical Officer. From 1981 to 1986, Mr. Dunne was chief engineer for Hydrographic Services, International in Southborough Kent, England, a company that performs software and system design for the hydrographic surveying industry. Mr. Dunne earned a B.A. Degree in Electrical Engineering from the University of Cambridge,
                        Cambridge, England. Mr. Dunne agreed to an SEC order issued on March 20, 2000 to not cause any violations of
                        Section 13(a) of the Securities Exchange Act of 1934.
                        Mr. Dunne is a shareholder of LTI Acquisition.

Roosevelt Rogers        Mr. Rogers has been employed by Laser Technology since
                        1996 and is currently Vice President. From 1992 to 1996,
                        Mr. Rogers was a Product Manager with MPH Industries,
                        Inc., a subsidiary of MPD, Inc. in Owensboro, Kentucky.
                        From 1990 to 1992, he was Regional Sales Manager with
                        Tech Systems, Inc.; Mobile Video Recording Systems in
                        Atlanta, Georgia. Mr. Rogers was a State Trooper with the Georgia State Patrol in Atlanta, Georgia from 1982 to 1990, and was a police officer with the Roswell
                        Police Department in Roswell, Georgia from 1977 to 1982.
                        Mr. Rogers attended Brescia College in Owensboro,
                        Kentucky studying Business Administration.

H. Deworth Williams     Mr. Williams is a director of Laser Technology. Mr.
                        Williams is the owner of Williams Investment Company and has been a financial consultant for more than thirty years. During this time, Mr. Williams has been instrumental in facilitating and completing several mergers, acquisitions, business consolidations and underwritings. Mr. Williams agreed to a SEC order issued on March 20, 2000 to not cause any violations of Section
                        13(a) of the Securities Exchange Act of 1934. Mr.
                        Williams is a shareholder of LTI Acquisition and the brother of David Williams, a principal of LTI
                        Acquisition.

Walter R. Keay          Mr. Keay is a director of Laser Technology. Mr. Keay has
                        been employed for over 35 years in the securities industry. He is presently President of Knickerbocker
                        Capital, Inc., an investment banking consulting firm in Pennsylvania. From 1987 through 1999, he was founder and President of Knickerbocker Securities, Inc., a member of the NASD. Knickerbocker Securities was Laser
                        Technology's underwriter when it initially listed on the American Stock Exchange in 1993. Prior to engaging in investment banking, Mr. Keay was a partner of a New York
                        Stock Exchange member firm and a securities analyst, working extensively with large conglomerate type corporations, both as an analyst and in the area of mergers and acquisitions. He graduated from Brown
                        University with a B.A. Degree in Economics and did graduate work at New York University School of Business
                        Administration.

Edward F. Cowle         Mr. Cowle is a director of Laser Technology. Mr. Cowle
                        has been self employed in financial public relations from 1994 to the present, assisting public companies with financial and investment banking activities. From
                        1992 to 1994, Mr. Cowle was a Senior Vice President --
                        Investments with Paine Webber in New York City and from
                        1991 to 1992, he was a Registered Representative with Bear Stearns & Company, also in New York City. Mr. Cowle graduated from Fairleigh Dickinson University in Madison, New Jersey in 1978 with a B.A. Degree in
                        English, American Studies. Mr. Cowle also attended
                        Vermont Law School in South Royalton, Vermont from 1978 to 1979. Mr. Cowle is a principal shareholder of LTI
                        Acquisition.

William P. Behrens      Mr. Behrens is a director of Laser Technology. Mr.
                        Behrens is Vice Chairman of Northeast Securities, Inc.
                        where he manages client assets and is responsible for the general brokerage division. From 1965 through September 2001 Mr. Behrens was respectively General
                        Partner, Senior Managing Director and then Chairman and
                        CEO of Ernst & Company and its successor company
                        Investec Ernst & Company. In other securities industry capacities, Mr. Behrens has served as an Exchange
                        Official of the American Stock Exchange since 1985;
                        Director of Options Clearing Corporation and Vice
                        Chairman of NASD District 10 Business

                        Conduct Committee. Mr. Behrens graduated from Bernard Baruch College -- City University of New York.

Nicholas J. Cooney      Mr. Cooney is a director of Laser Technology. Mr. Cooney
                        is self-employed as an attorney concentrating in corporate and finance law. He has also served as a professional arbitrator and mediator and as an investment banker. Since 1982, Mr. Cooney has been engaged as a sole proprietor in the practice of law in New York, where he was licensed to practice law in 1960.
                        From 1994 to 1999, Mr. Cooney was affiliated as an investment banking executive with Knickerbocker
                        Securities, Inc. Mr. Cooney was involved for over 25 years in the legal affairs of three major corporations.
                        Prior to his corporate affiliations, Mr. Cooney was associated with a Wall Street law firm. Since 1994, Mr.
                        Cooney has served as a contract arbitrator for the Building Service Industry in the New York City area. Mr.
                        Cooney is also an active arbitrator for the Commercial
                        Panel of the American Arbitration Association and for the National Association of Securities Dealers. Mr.
                        Cooney received his Juris Doctorate degree from Fordham
                        University School of Law in 1960, and his Bachelor of Science degree from Fordham College in 1957.

Elizabeth Hearty        Ms. Hearty joined Laser Technology in September 1999 as
                        the Controller. In March 2000, Ms. Hearty was elected
                        Corporate Secretary of Laser Technology and in September
                        2002 was elected to Vice President and Treasurer. In
                        January 2003, she was elected as Chief Financial Officer of Laser Technology. Prior to joining Laser Technology,
                        Ms. Hearty was President and Director of DataVision
                        Security Services in Englewood, Colorado from 1996 to
                        1999. From 1990 to 1996, she served as Controller of InterCap Funds, Joint Venture. Ms. Hearty received a
                        B.S. degree in accounting from the University of Colorado in 1989.

      Directors and Executive Officers of LTI Acquisition

      The table below sets forth for each of the directors and executive officers of LTI Acquisition, their respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each director and executive officer. Each person identified below is a United States citizen, except Messrs. Toshiya Kamakura and Masaki Kamakura, who are citizens of Japan. Unless otherwise indicated, each person's principal address is c/o LTI Acquisition Corp., 4875 DTC Boulevard, #5-203, Denver, Colorado 80237.

NAME                    BUSINESS EXPERIENCE
----                    -------------------

H. Deworth Williams     (See above). Mr. Williams is a director of LTI
                        Acquisition.

Jeremy G. Dunne         (See above). Mr. Dunne is Vice President and a director
                        of LTI Acquisition.

David Williams          Mr. Williams is President, Chief Executive Officer and a
                        director of LTI Acquisition. Mr. Williams is the owner of Laser Innovations International, Inc., a corporation which has a marketing and consulting agreement with Laser Technology. Mr. Williams is the brother of H.
                        Deworth Williams. From 1985 to 1999, he was the
                        President, CEO and a director of Laser Technology. In
                        February 2000, Mr. Williams entered into a consent with the U.S. Securities and Exchange Commission, under the terms of which he agreed to an order restraining and enjoining him from violating Sections 10(b) of the Securities

                        Exchange Act, and Rule 10b-5 thereunder, Section 13(b)(5) of the Securities Exchange Act, Rule 13b2-1 and 13b2-2 under 13(b)(2) of the Securities Exchange Act, and from aiding and abetting violations of Section 13(a) and 13(b)(2)A of the Securities Exchange Act, and Rules 13a-1 and 13a-13 thereunder, and Rule 12b-20 of the Securities Exchange Act.

Pamela J. Sevy          Ms. Sevy is Secretary/Treasurer of LTI Acquisition. Ms.
                        Sevy has been employed by Laser Innovations
                        International, Inc. since 1999. She was employed as Chief Financial Officer of Laser Technology from 1992 to
                        1999. In February 2000, Ms. Sevy entered into a consent with the U.S. Securities and Exchange Commission, under the terms of which she agreed to an order restraining and enjoining her from violating Sections 10(b) of the Exchange Act, and Rule 10b-5 thereunder, Rule 13b2-1 of
                        Section 13(b)(2) of the Exchange Act, Rule 13b2-2 of
                        Section 13(b)(2), Section 13(a) of the Exchange Act,
                        Rules 13a-1 and 13a-13 thereunder, and Rule 12b-20 of
                        Section 13(a) of the Exchange Act, and Section
                        13(b)(2)(A).

Toshiya Kamakura        Mr. Kamakura is a director of LTI Acquisition. Mr.
                        Kamakura has been employed by Kamakura Koki Co., Ltd.
                        ("Kamakura Koki"), headquartered in Saitama Prefecture,
                        Japan, since 1986. Kamakura Koki is the designer and manufacturer of high quality consumer optical equipment.
                        Mr. Kamakura was appointed President of Kamakura Koki in
                        1994 and continues in that position. From 1987 to 1998 he was Vice-President of Kama-Tech Corporation in Chula
                        Vista, California and has served as its President since
                        1998. Mr. Kamakura has also served as a member of the Board of Directors of Kama-Tech (HK), Ltd. since 1990.
                        Mr. Kamakura received his BS in engineering from Tokai
                        University in Kanagawa, Japan.

Masaki Kamakura         Mr. Kamakura is a director of LTI Acquisition. Mr.
                        Kamakura has been employed by Kamakura Koki Co., Ltd
                        ("Kamakura Koki"), headquartered in Saitama Prefecture,
                        Japan, since 1994. Mr. Kamakura was appointed Executive
                        Vice-President of Kama-Tech Corporation of Chula Vista,
                        California, in 1998 and continues in that position. He has served as a member of the board of directors of Kama-Tech (HK), Ltd. since 2001. Mr. Kamakura received his BA degree in law from Dokkyo University in Saitama, Japan.

      Except as indicated above, to the knowledge of LTI Acquisition, during the last five years the directors and executive officers and principal shareholders of LTI Acquisition have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violations of such laws.

Item 4. Terms of the Transaction.

      (a)(1) Tender Offers.

      Not applicable.

      (a)(2)(i) Transaction Description.

      The information contained in the proxy statement under the captions "Summary," "The Merger" and "The Merger Agreement" is incorporated into this
Schedule 13E-3 by reference.

      (a)(2)(ii) Consideration.

      The information contained in the proxy statement under the captions "Summary--Merger Consideration and Payment for Shares," "Summary--Opinion of Our Financial Advisor," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," "The Merger--Merger Consideration," and "The Merger--Payment of Shares" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(iii) Reasons for the Transaction.

      The information contained in the proxy statement under the captions "Summary-The Merger," "Summary--Special Committee," "Summary--Recommendation of Our Board of Directors," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," and "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(iv) Vote Required For Approval.

      The information contained in the proxy statement on the cover page and under the captions "Summary--Vote Required," "Summary--Conditions of the Merger," "The Special Meeting--Vote Required," and "The Merger
Agreement--Conditions to the Merger" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(v) Differences in the Rights of Security Holders.

      The information contained in the proxy statement under the captions "Summary--Merger Consideration and Payment for Shares," "Summary--Interests of Certain Persons in the Merger," "The Merger--Interests of Certain Persons in the Merger," "The Merger--Merger Consideration," and "The Merger--Effect on Stock Options and Warrants" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(vi) Accounting Treatment.

      The information contained in the proxy statement under the caption "The Merger--Accounting Treatment" is incorporated into this Schedule 13E-3 by reference.

      (a)(2)(vii) Income Tax Consequences.

      The information contained in the proxy statement under the captions "Summary--Material U.S. Federal Income Tax Consequences" and "The
Merger--Material U.S. Federal Income Tax Consequences" is incorporated into this
Schedule 13E-3 by reference.

      (b) Purchases.

      The information contained in the proxy statement under the caption "The Merger--Interests of Certain Persons in the Merger" is incorporated into this
Schedule 13E-3 by reference.


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

      (c) Different Terms.

      The information contained in the proxy statement under the captions "Summary--Merger Consideration and Payment for Shares" and "The Merger--Payment of Shares" is incorporated into this Schedule 13E-3 by reference.

      (d) Appraisal Rights.

      The information contained in the proxy statement under the captions "Summary--Appraisal Rights" and "The Merger--Appraisal Rights" is incorporated into this Schedule 13E-3 by reference.

      (e) Provisions for Unaffiliated Security Holders.

      None.

      (f) Eligibility for Listing or Trading.

      Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions with Laser Technology.

      (b)-(c) Significant Corporate Events; Negotiations or Contracts.

      The information contained in the proxy statement under the captions "Summary--Interests of Certain Persons in the Merger," "The Merger--Background of the Merger" and "The Merger--Interests of Certain Persons in the Merger" is incorporated into this Schedule 13E-3 by reference.

      (d) Conflicts of Interest.

      The information contained in the proxy statement under the captions "Summary--Interests of Certain Persons in the Merger," "The Merger--Background of the Merger," "The Merger--Interests of Certain Persons in the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (e) Agreements Involving the Subject Company's Securities.

      The information contained in the proxy statement on the cover page and under the captions "Summary--Interests of Certain Persons in the Merger," "Summary--The Merger," "The Merger--Background of the Merger," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Interests of Certain Persons in the Merger," "The Special Meeting--Purpose of the Special Meeting," and "The Merger--Appraisal Rights" incorporated into this Schedule 13E-3 by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (a) Purposes.

      The information contained in "The Merger--Background of the Merger" and "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors" is incorporated into this Schedule 13E-3 by reference.

      (b) Use of Securities Acquired.

      The information contained in the proxy statement under the captions "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors" and "The Merger--Regulatory Matters" is incorporated into this Schedule 13E-3 by reference.

      (c) Plans.

      The information contained in the proxy statement under the captions "Summary--The Merger," "Summary--Terms of the Merger," "Summary--Interests of Certain Persons in the Merger," "The Merger--Background of the Merger," "The Merger--Interests of Certain Persons in the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) Purposes.

      The information contained in the proxy statement under the captions "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Background of the Merger," "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (b) Alternatives.

      The information contained in the proxy statement under the captions "The Merger--Background of the Merger," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (c) Reasons.

      The information contained in the proxy statement under the captions "Summary--Opinion of Our Financial Advisor," "Summary--Recommendation of Our Board of Directors," "Summary--LTI Acquisition's and Affiliates Position Concerning Fairness," "The Merger--LTI Acquisition's and Affiliates' Positions as to the Fairness of the Merger," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," and "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors" is incorporated into this Schedule 13E-3 by reference.

      (d) Effects.

      The information contained in the proxy statement under the captions "Summary--Merger Consideration and Payment for Shares," "Summary--Opinion of Our Financial Advisor," "Summary--Interests of Certain Persons in the Merger," "Summary--Material U.S. Federal Income Tax Consequences," "Summary--Appraisal Rights," "The Merger--Background of the Merger," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," "The Merger Agreement--Terms of the Merger," "The Merger--Material U.S. Federal Income Tax Consequences of the Merger," "The Merger Agreement--Merger Consideration," "The Merger--Appraisal Rights," "The Merger Agreement--Appraisal Rights," and "The Merger Agreement--Representations and Warranties" is incorporated into this Schedule 13E-3 by reference.

Item 8. Fairness of the Going-Private Transaction.

      (a)-(b) Fairness; Factors Considered in Determining Fairness.

      The information contained in the proxy statement under the captions "Summary--Recommendation of Our Board of Directors," "Summary--Opinion of Our Financial Advisor," "Summary--LTI Acquisition's and Affiliates Position Concerning Fairness," "The Merger--LTI Acquisition's and Affiliates' Positions as to the Fairness of the Merger," "The Merger--Background of the Merger," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," and "The Merger--Opinion of Andersen, Weinroth & Partners, LLC" is incorporated into this Schedule 13E-3 by reference.

      (c) Approval of Security Holders.

      The information contained in the proxy statement on the cover page and under the captions "Summary--Purpose of the Special Meeting," "Summary--The Merger," "The Special Meeting--Vote Required," "The Special Meeting--Voting by Our Directors, Executive Officers and Certain Shareholders," "The Special Meeting--Voting of Common Stock," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (d) Unaffiliated Representative.

      The information contained in the proxy statement under the captions "Summary--Special Committee," "Summary--Recommendation of Our Board of Directors," "Summary--LTI Acquisition's and Affiliates' Position Concerning Fairness," "The Merger--Background of the Merger," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," "The Merger--LTI Acquisition's and Affiliates' Positions as to the Fairness of the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (e) Approval Of Directors.

      The information contained in the proxy statement under the captions "Summary--Special Committee," "Summary--Recommendation of Our Board of Directors," "Summary--LTI Acquisition's and Affiliates' Position Concerning Fairness," "The Merger--Background of the Merger," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," "The Merger--LTI Acquisition's and Affiliates' Positions as to the Fairness of the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      (f) Other Offers.

      The information contained in the proxy statement under the caption "The Merger--Background of the Merger" is incorporated into this Schedule 13E-3 by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a)-(c) Report, Opinion Or Appraisal; Preparer And Summary Of the Report, Opinion or Appraisal; Availability of Documents.

      The information contained in the proxy statement under the captions "Summary--Opinion of Our Financial Advisor," "The Merger--Background of the Merger," "The Merger--Opinion of Andersen,

Weinroth & Partners, LLC," "Summary--LTI Acquisition's and Affiliates' Position Concerning Fairness," "The Merger--Background of the Merger," ""The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," "The Merger--LTI Acquisition's and Affiliates' Positions as to the Fairness of the Merger," and "The Merger Agreement--Terms of the Merger" is incorporated into this Schedule 13E-3 by reference.

      The full text of the written opinion of Andersen, Weinroth & Partners, LLC, dated July 31, 2003, is attached to the proxy statement as Appendix B thereto and is incorporated into this Schedule 13E-3 by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

      The information contained in the proxy statement under the captions "The Merger--Fees and Expenses of the Merger," "The Merger--Financing of the Merger," "The Merger Agreement--Terms of the Merger," and "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors" is incorporated into this Schedule 13E-3 by reference.

Item 11. Interest in Securities of the Subject Company.

      (a) Securities Ownership.

      The information contained in the proxy statement under the caption "Security Ownership of Certain Beneficial Owners and Management" is incorporated into this Schedule 13E-3 by reference. In addition to the ownership reflected in the above-referenced section, the following reporting persons own shares as follows:

      Pamela J. Sevy - 33,509 shares
      Kama-Tech Corporation - 85,700
      Kama-Tech (HK) Ltd. - 90,400

      (b) Securities Transactions.

      On August 7, 2003, Edward F. Cowle gifted a total of 94,405 shares of Laser Technology's common stock, to his brother Tod Cowle. As a result of this transaction, Mr. Cowle now beneficially holds 102,220 shares of Laser Technology.

Item 12. The Solicitation or Recommendation.

      The information contained in the proxy statement under the captions "Summary--Special Committee," "Summary-Recommendation of Our Board of Directors," "Summary--Vote Required," "Summary--Opinion of Our Financial Advisor," "Summary--LTI Acquisition's and Affiliates' Position Concerning Fairness," "The Merger--Fairness of the Merger; Recommendation of the Special Committee of Our Board of Directors," "The Merger--Opinion of Andersen, Weinroth & Partners, LLC," "The Merger--LTI Acquisition's and Affiliates' Positions as to the Fairness of the Merger," "The Merger Agreement--Terms of the Merger," "The Merger--Background of the Merger," "The Special Meeting--Vote Required," and "The Special Meeting--Voting by Our Directors, Executive Officers and Certain Shareholders," "The Merger--Appraisal Rights," and the information contained on the cover page of the proxy statement, are each incorporated into this Schedule 13E-3 by reference.

Item 13. Financial Statements.

      (a) Financial Information.

      The information contained in the proxy statement under the caption "Summary--Selected Financial Information" is incorporated into this Schedule 13E-3 by reference. The information contained in Item 8 of Laser Technology's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2002, is incorporated into this Schedule 13E-3 by reference. The information contained in
Item 1 of Laser Technology's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 is incorporated into this Schedule 13E-3 by reference.

      (b) Pro Forma Information.

      The information contained in the proxy statement under the caption "Summary--Pro Forma and LTI Acquisition Financial Information" is incorporated into this Schedule 13E-3 by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a)-(b) Solicitations or Recommendations; Employees and Corporate Assets.

      The information contained in the proxy statement under the caption "The Special Meeting--Solicitation of Proxies" is incorporated into this Schedule 13E-3 by reference. It is anticipated that Laser Technology's officers will be involved in making solicitations and recommendations in connection with the transaction. The officers will not receive any additional compensation for such services. The officers have devoted a portion of their time since the signing of the Merger Agreement, in connection with the transaction, in assisting in the preparation of the proxy statement and this filing and related activities.

Item 15. Additional Information.

      Other Material Information

      The information contained in the proxy statement, including all appendices and exhibits thereto, is incorporated into this Schedule 13E-3 by reference.

Item 16. Exhibits.

      (a) Preliminary proxy statement filed with the Securities and Exchange Commission on August 26, 2003 (incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (b) Funding Agreement dated July 31, 2003, as amended, between Laser Technology, LTI Acquisition and Kama-Tech (HK) Ltd., pertaining to a bank account at Wells Fargo Bank West N.A., Greenwood Village, Colorado, Account No. 2153813775, together with a Letter of Credit Commitment from Sumitomo.

      (c) Opinion of Andersen, Weinroth & Partners, LLC, financial advisor to the special committee of the board of directors of Laser Technology, dated July 31, 2003 (included as Appendix B to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (d) Agreement and Plan of Merger, dated as of July 31, 2003, by and among Laser Technology and LTI Acquisition (included as Appendix A to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (e) None.

      (f) Section 262 of the General Corporation Law of the State of Delaware (included as Appendix C to the preliminary proxy statement incorporated into this Schedule 13E-3 by reference to the preliminary proxy statement).

      (g) None.

      (h) None.

                                   SIGNATURES

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this statement is true, complete and correct, on August 26, 2003.

                                          LASER TECHNOLOGY, INC.

                                          By:
                                             --------------------------------
                                          Name:
                                          Title:


                                          LTI ACQUISITION CORP.

                                          By:
                                             --------------------------------
                                          Name:
                                          Title:


                                          LTI MERGER SUB, INC.

                                          By:
                                             --------------------------------
                                          Name:
                                          Title:


                                          -----------------------------------
                                          David Williams


                                          -----------------------------------
                                          H. Deworth Williams


                                          -----------------------------------
                                          Pamela J. Sevy


                                          -----------------------------------
                                          Jeremy G. Dunne


                                          -----------------------------------
                                          Edward F. Cowle


                                          KAMA-TECH CORPORATION

                                          By:
                                             --------------------------------
                                          Name:
                                          Title:


                                          KAMA-TECH (HK) LTD.

                                          By:
                                             --------------------------------
                                          Name:
                                          Title: